SEC  MISSION

05043146

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51101

MAIL PROCESSING SECTION MAY 3 1 2005 WASH. D.C. 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderight, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 9th Street, Suite 1A
(No. and Street)

Lockport	Illinois	60441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Rukujzo (815) 306-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Rukujzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Traderight, Corp., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


"OFFICIAL SEAL"
NANCY GANZ
Notary Public, State of Illinois
My Commission Expires 12/08/06

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
209
SECTION

TRADERIGHT CORP.
D/B/A TRADERIGHT SECURITIES

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Traderight Corp.
D/B/A Traderight Securities

We have audited the accompanying statement of financial condition of Traderight Corp. D/B/A Traderight Securities as of March 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Traderight Corp. D/B/A Traderight Securities as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 26, 2005

TRADERIGHT CORP.
D/B/A TRADERIGHT SECURITIES

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 89,119
Receivables from broker/dealers	235,253
Securities owned, at market or fair value	157,454
Related party receivable	13,241
Office equipment, at cost, net of $369 accumulated depreciation	4,631
Other assets	23,120
TOTAL ASSETS	$ 522,818

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 54,434
Payable to broker/dealer	142,756
Commissions payable	25,430
Total Liabilities	$ 222,620
SHAREHOLDERS' EQUITY	
Common stock, $.001 par value; authorized 50,000,000 shares, issued and outstanding 5,500,000 shares	$ 5,500
Additional paid in capital	3,907,343
Retained earnings (deficit)	(3,612,645)
Total Shareholders' Equity	$ 300,198
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 522,818

The accompanying notes are an integral part of this financial statement.

TRADERIGHT CORP.
D/B/A TRADERIGHT SECURITIES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Florida on December 1, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Commission Revenue - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Firm Securities Transactions - Securities transactions in firm investment and trading accounts are recorded on a trade date basis. These securities are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include options that are used to meet the needs of customers; conduct trading activities; and to economically hedge other proprietary positions or transactions and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer (seller) of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependant upon the value of the underlying instrument and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of these customer option transactions. These activities may expose the Company to off-balance-sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company, and their customers, will sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consider-

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

ation less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the aforementioned agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer, without prior written consent from the Clearing Broker/dealer. The Company is required to deposit $250,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2005, the Company's net capital and required net capital were $225,613 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 99%.

NOTE 4 - PREFERRED STOCK

The Company also has 5,000,000 shares of $.001 par value preferred stock authorized. None of these authorized shares are issued or outstanding at March 31, 2005.

NOTE 5 - RELATED PARTY INFORMATION

The Company is affiliated, through common ownership with Equishare Holdings, LLC (Equishare) and Financial Networks Group, LLC (FNG). Equishare has entered into an agreement to sell all of their interest in the Company to FNG. This agreement is subject to approval by the National Association of Securities Dealers, Inc. If approved, FNG will become the sole shareholder of the Company.

During the year ended March 31, 2005, the Company paid $101,870 to FNG as reimbursement for various operating expenses and $204,074 as management fees. No amounts were owed to FNG at March 31, 2005.

NOTE 6 - SECURITIES OWNED

Marketable securities owned consist entirely of equity securities.